February 12, 2016

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE:	xG Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-208650

Dear Mr. Spirgel:

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 11, 2016, to Roger Branton, Chief Financial Officer of the Company, in regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-1.

For convenience of your reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the respective page numbers in Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 12, 2016 (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

General

1.	We note your response to comment 1 of our prior letter and reissue it in part. We note you plan to use a placement agent and that they are to use "reasonable best efforts" in connection with this offering. Please revise your disclosure to clarify what is meant by this statement. For example, you disclose on the prospectus cover page and on page 94 that "[t]he placement agent is not purchasing or selling any of the Units that we are offering" (emphasis added). You then state that the placement agent will use its reasonable best efforts to sell the units. Furthermore, you should revise the offering price/proceeds table on the prospectus cover page to also reflect sales of only 25%, 50% and 75% of the units being offered. Lastly, please state that the placement agent is an underwriter (rather than may be an underwriter).

Company Response: We have revised the disclosure in the Amendment to clarify what is meant by “reasonable best efforts.” We have also revised the offering price/proceeds table on the prospectus cover page to reflect sales of only 25%, 50% and 75% of the Units being offered. In addition, we have revised the disclosure in the Amendment to state that the placement agent is an underwriter.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A.

Company Response: We have revised the disclosure in the Amendment to include such information that was previously omitted.

3.	Please file copies of your exhibits as soon as practical so that we may have time to review them. We may have further comment on the exhibits and/or disclosure.

Company Response: We have filed copies of our exhibits with the Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, at (212) 603-6300.

Sincerely,
xG Technology, Inc.

By:	/s/ Roger Branton
Roger Branton
Chief Financial Officer